Securities and Exchange Commission

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Monopar Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

61023L207

(CUSIP Number)

October 24, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 61023L207	13G	Page 2 of 10 Pages

1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) Tang Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

Number of Shares BENEFICIALLY Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 200,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 200,000

9	Aggregate Amount Beneficially Owned by each Reporting Person 200,000
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 5.1%
12	type of reporting person OO

Page 2 of 10 Pages

CUSIP No. 61023L207	13G	Page 3 of 10 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) Kevin Tang
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3	SEC Use Only
4	Citizenship or Place of Organization united states

Number of Shares BENEFICIALLY Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 200,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 200,000

9	Aggregate Amount Beneficially Owned by each Reporting Person 200,000
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 5.1%
12	type of reporting person IN

Page 3 of 10 Pages

CUSIP No. 61023L207	13G	Page 4 of 10 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

Number of Shares BENEFICIALLY Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 200,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 200,000

9	Aggregate Amount Beneficially Owned by each Reporting Person 200,000
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 5.1%
12	type of reporting person pN

Page 4 of 10 Pages

CUSIP No. 61023L207	13G	Page 5 of 10 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) TANG CAPITAL PARTNERS III, INC
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3	SEC Use Only
4	Citizenship or Place of Organization NEVADA

Number of Shares BENEFICIALLY Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 0%
12	type of reporting person CO

Page 5 of 10 Pages

CUSIP No. 61023L207	13G	Page 6 of 10 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) TANG CAPITAL PARTNERS IV, INC
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3	SEC Use Only
4	Citizenship or Place of Organization NEVADA

Number of Shares BENEFICIALLY Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 0%
12	type of reporting person CO

Page 6 of 10 Pages

Item 1(a).	Name of Issuer:

Monopar Therapeutics Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 Skokie Blvd., Suite 350, Wilmette, IL 60091

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Management, LLC, the general partner of Tang Capital Partners, LP (“Tang Capital Management”); Kevin Tang, the manager of Tang Capital Management and Chief Executive Officer of Tang Capital Partners III, Inc. and Tang Capital Partners IV, Inc.; Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Partners III, Inc. (“Tang Capital Partners III”); and Tang Capital Partners IV, Inc. (“Tang Capital Partners IV”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of Tang Capital Management, Kevin Tang and Tang Capital Partners is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of Tang Capital Partners III and Tang Capital Partners IV is 5955 Edmond Street, Las Vegas, NV 89118.

Item 2(c).	Citizenship:

Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen. Tang Capital Partners is a Delaware limited partnership. Tang Capital Partners III and Tang Capital Partners IV are Nevada corporations that are indirectly wholly owned by Tang Capital Partners.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number 61023L207

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Tang Capital Management. Tang Capital Management beneficially owns 200,000 shares of the Issuer’s Common Stock.

Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang.

Kevin Tang. Kevin Tang beneficially owns 200,000 shares of the Issuer’s Common Stock.

Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.

Page 7 of 10 Pages

Tang Capital Partners. Tang Capital Partners beneficially owns 200,000 shares of the Issuer’s Common Stock.

Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

The percentages used herein are based on 3,912,408 shares of Common Stock outstanding which consists of: (1) 3,525,079 shares of Common Stock outstanding as of October 23, 2024, as set forth in the Common Stock Investment Agreement which is included as Exhibit 10.2 to the Issuer’s Current Report filed on Form 8-K that was filed with the Securities and Exchange Commission on October 24, 2024 (the “Form 8-K”) and (2) 387,329 shares of Common Stock to be issued in accordance with the License Agreement which is included as Exhibit 10.1 to the Issuer’s Form 8-K.

(b)	Percent of Class:

Tang Capital Management	5.1%
Kevin Tang	5.1%
Tang Capital Partners	5.1%
Tang Capital Partners III	0.0%
Tang Capital Partners IV	0.0%

(c)	Number of shares as to which such person has:

(i)      sole power to vote or to direct the vote:

Tang Capital Management	0 shares
Kevin Tang	0 shares
Tang Capital Partners	0 shares
Tang Capital Partners III	0 shares
Tang Capital Partners IV	0 shares

(ii)    shared power to vote or to direct the vote:

Tang Capital Management	200,000 shares
Kevin Tang	200,000 shares
Tang Capital Partners	200,000 shares
Tang Capital Partners III	0 shares
Tang Capital Partners IV	0 shares

(iii)    sole power to dispose or to direct the disposition of:

Tang Capital Management	0 shares
Kevin Tang	0 shares
Tang Capital Partners	0 shares
Tang Capital Partners III	0 shares
Tang Capital Partners IV	0 shares

(iv)   shared power to dispose or to direct the disposition of:

Tang Capital Management	200,000 shares
Kevin Tang	200,000 shares
Tang Capital Partners	200,000 shares
Tang Capital Partners III	0 shares
Tang Capital Partners IV	0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Page 8 of 10 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 24, 2024

TANG CAPITAL PARTNERS, LP

By:	Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL PARTNERS III, INC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

TANG CAPITAL PARTNERS IV, INC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

Page 10 of 10 Pages